[Stanley-Martin Communities, LLC Letterhead]
April 19, 2006
Securities and Exchange Commission
400 F Street, N.E.
Washington, DC 20549
Attention: Craig Slivka, Esq.

Re:	Stanley-Martin Communities LLC
Registration Statement on Form S-4
File No. 333-130488
Ladies and Gentlemen:
     We hereby request that the Securities and Exchange Commission declare the above-reference registration statement on Form S-4 effective at 2:00 p.m. on April 20, 2006 or as soon thereafter as possible.
     We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff action or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

STANLEY-MARTIN COMMUNITIES, LLC
STANLEY-MARTIN FINANCING CORP.
BEECH GROVE NEIGHBORHOODS, LLC
BRAM NEIGHBORHOODS, LLC
BRAM III NEIGHBORHOODS, LLC
COLES RUN NEIGHBORHOODS, LLC
FAIR OAKS NEIGHBORHOODS, LLC
GLENKIRK NEIGHBORHOODS, LLC
GLYNN TARRA ESTATES, LLC
KF NEIGHBORHOODS, LLC
KF II NEIGHBORHOODS, LLC
LANDMARK NEIGHBORHOODS, LLC
MARUMSCO NEIGHBORHOODS, LLC
NEIGHBORHOODS CAPITAL, LLC
NEIGHBORHOODS I, LLC
NEIGHBORHOODS II, LLC
NEIGHBORHOODS III, LLC
NEIGHBORHOODS IV, LLC
NEIGHBORHOODS V, LLC
NEIGHBORHOODS VI, LLC
OLD DOMINION NEIGHBORHOODS, LLC
SHIRLINGTON NEIGHBORHOODS, LLC
SPRING PARK NEIGHBORHOODS, LLC
WALL NEIGHBORHOODS, LLC
WILDEWOOD NEIGHBORHOODS, LLC
ZION NEIGHBORHOODS, LLC

By:	/s/ Michael I. Roman
Michael I. Roman, Chief Financial Officer